

October 1, 2013

<u>Via E-mail</u>
Peter Anevski
Executive Vice President and
Chief Financial Officer
111 Eighth Avenue
New York, NY 10011

     Re: **WebMD Health Corp.**
             Form 10-K for Fiscal Year Ended December 31, 2012
             Filed March 1, 2013
             Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
             Filed April 30, 2013
             Form 10-Q for the Period Ended March 31, 2013
             Filed May 10, 2013
             Form 10-Q for the Period Ended June 30, 2013
             Filed August 9, 2013
             File No. 001-35337

Dear Mr. Anevski:

We have reviewed your letter dated July 18, 2013 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 3, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 66

1. We note your disclosure that you sell advertising on a CPM (cost per thousand impressions basis) where an advertiser can purchase a set amount of impressions. Although we note your response that advertising impressions resulting from aggregate page views were in excess of what you sold to advertisers and sponsors, please consider discussing the risks and uncertainties of not meeting the expected demand from advertisers and sponsors including whether the advertising fees are refundable.

2. We note in your response to prior comment 1 that revenue was not affected by the shift towards mobile usage because advertising impressions resulting from aggregate page views were in excess of what was sold to advertisers and sponsors. Please clarify to explain why mobile page views are not a meaningful source of revenue. In this respect, consider adding disclosure to clarify that desktop and mobile page view trends do not currently impact revenue trends because desktop page views have been sufficient to satisfy your advertisers' demand, and consider further discussing whether and how this trend is likely to change, including, if ascertainable, when you expect a shift may occur based on the current trajectory of desktop and mobile view trends. Please also tell us what consideration you gave to disclosing the number of paid impressions delivered and cost per impression. Disclose, if true, whether advertisers have not acquired impressions for mobile page views. Consider whether it would aid in an understanding of these trends to disclose the percentage of advertisers' paid impressions that have been attributable to each of desktop and mobile in recent periods. Finally, describe any additional metrics that you use to manage and analyze your business. We refer you to FRC 501.12(b)(1).

    You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief